Kenmar Global Trust - March 2005

Kenmar Global Trust (KGT) ended the month of March down -1.21%. The fund suffered losses primarily in currencies, stock indices, and energies. The Net Asset Value per unit of KGT was $100.09 as of March 31, 2005.

Allocation of Assets to Advisors

                  March 1 2005         April 1 2005
                  ------------         ------------
Graham                 32%                  31%
Grinham                29%                  29%
Transtrend             39%                  40%

The Federal Reserve, for the seventh consecutive meeting, raised rates at its March meeting and Fed Funds futures indicate near 100% certainty, that they will increase them 25 points at least, at the next three meetings. The "hawkish" language concerning inflation, at their most recent conclave, had some analysts forecasting that they will eliminate the word "measured" from the next communique and possibly hike rates by 50 points at one of the next two meetings. However, recent economic data has been less than scintillating and it seems that they will likely continue at their present pace. Bond yields quickly responded and ended March near 4.50% after being as high as 4.63% after the FOMC statement. The Fed bias clearly shifted to a more vigilant tone and the decision to change the language was unanimous, although it did not indicate 50 point increases were in the cards.

         During March, the NASDAQ fell 3.5%. Heavy declines in Internet stocks featured NASDAQ's decline and all US indices were hurt by record crude oil and petroleum product prices. Inflation concerns, which accelerated after the March FOMC meeting and its "hawkish" tone, were a clear negative as fears of rising interest rates, as reflected in higher bond yields, surfaced. As March ended, oil hit new records and stocks remained defensive with little indication of an imminent recovery. Foreign markets were somewhat better performers although they tended to weaken as the March came to a close. In Europe, London's FTSE fell 2.1% in March, essentially in line with US markets but decent economic data limited the decline. France, which saw similarly poor economic numbers, closed out March at 4,068 versus 3,821 at the end of 2004. Europe did show some weakness at the end of March and started April on the defensive.

         The US dollar rallied again in March. The specter of higher interest rates in the US, versus indications that the European Central Bank will not raise rates any time soon, helped propel the dollar higher. The greenback also operated in an atmosphere of less uncertainty as the US elections were completed and Middle East tensions, while still apparent, seemed to lessen to a degree. Trading patterns were erratic at times but the dollar gradually gained momentum. Very weak data from Germany and France, particularly on the employment front, worked against the euro, which lost for the month. Similarly, the British pound was down in March. The Japanese yen also suffered ruing March as Japan has seen a string of weak economic data, including employment and industrial production numbers. Overall strength in commodities was supportive of both the Canadian and Australian currencies.

         The energy complex, not surprisingly, led the advance in commodity prices in March as products showed particular strength in March as both unleaded and heating oil achieved all time highs. During March, crude lagged the products with a 5.9% gain, which brought its quarterly advance to about 27.7%. Both heating oil and gasoline gained slightly in excess of 15% in March. Winter weather turned cold, with below normal temperatures in key consuming regions during the final third of the season, after have been mild for much of the winter. In previous metals, gold prices recovered some of their losses from earlier in the month when the dollar weakened toward the end of the month. Coffee turned in a solid March, gaining 4.0%. Prices broke out technically, adding to a bullish fundamental structure which includes strong demand. Political unrest in the Ivory Coast continued to push up cocoa prices.

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                               KENMAR GLOBAL TRUST
                           Unaudited Account Statement
                       For the Month Ending March 31, 2005

Dear Interest Holder:

Enclosed is the report for the period of March 31, 2005 for Kenmar Global Trust. The net asset value of an interest as of March 31, 2005 was $100.09, a decrease of -1.21% from the February 28, 2005 value of $101.31. The calendar year-to-date return for Kenmar Global Trust was a decrease of -7.36% as of March 31, 2005.

                            STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)                                   ($437,962.51)
Change in Unrealized Gain/(Loss)                                $368,272.07
Gain/(Loss) on Other Investments                                ($14,294.61)
Brokerage Commission                                            ($78,604.27)
                                                               ------------
Total Trading Income                                           ($162,589.32)

Expenses
Audit Fees                                                        $4,000.00
Administrative and Legal Fees                                     $7,848.64
Management Fees                                                  $88,962.77
Offering Fees                                                    $12,325.00
Incentive Fees                                                        $0.00
Other Expenses                                                        $0.00
                                                                -----------
Total Expenses                                                  $113,136.41

Interest Income                                                  $33,387.45

Net Income(Loss) from the Period                               ($242,338.28)
                                                               ============


                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

                                                           YOUR INVESTMENT
                                                         Units           Value
Beginning of Month                 $20,108,044.96      108.5795      $11,000.00
Addition                              $120,300.00
Withdrawal                           ($799,266.69)
Net Income/(Loss)                    ($242,338.28)                     ($132.57)
                                                                     ----------
Month End                          $19,186,739.98                      108.5795
Month End NAV Per Unit                    $100.09
Monthly Rate of Return                      -1.21%
Year to Date Rate of Return                 -7.36%

     For account inquiries, please contact Preferred Investment Solutions Corp. Client Services at (203)861-1025.

     To the best of our knowledge and belief, the information above is accurate and complete:

  /s/ Kenneth A. Shewer                                 /s/ Marc S. Goodman
---------------------------                          --------------------------
Kenneth A. Shewer, Chairman                          Marc S. Goodman, President

             Preferred Investment Solutions Corp., Managing Owner of
                               Kenmar Global Trust